August 22, 2006

Daniel L. Gordon, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Global Signal Inc.
Form 10-K for the year ended December 31, 2005
Filed March 16, 2006
File No. 1-32168

Dear Mr. Gordon:

Global Signal Inc. (the “Company”) has reviewed the Comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of August 3, 2006 (the “Comment Letter”), regarding the Company’s Form 10-K for the year ended December 31, 2005 (the “Form 10-K”).

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, we have restated in this letter each of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Form 10-K.

Non-GAAP Financial Measures, page 74

1.	We have read and reviewed your response to comment 1. Item 10(e)(1)(ii)(B) states that a registrant must not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures states that such measures more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period. In a more detailed response for each excluded recurring item please tell us how you determined that these recurring items can be excluded from the non-GAAP measure.

Daniel L. Gordon, Branch Chief
U.S. Securities and Exchange Commission	Page #2

The Company respectfully submits that in its Form 10-K it has not identified any of the adjusting items as non-recurring, infrequent or unusual. However, the Company believes that, based on the position enumerated in response to Question 8 referred to in the Staff’s comment, it can demonstrate the usefulness of any measure that excludes recurring items, based on all of the facts and circumstances, and believes that each excluded recurring item adjusted within the Company’s non-GAAP measure contained in its Form 10-K is appropriate. In response to Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, the Staff responded in part as follows, “while there is no per se prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance.” The Staff continues, “Whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances” and “Such measures more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period.” Finally, the Commission notes, “In addition, inclusion of such a measure may be misleading absent the following disclosure:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.”

An analysis of the facts and circumstances related to each adjustment highlighted in your first comment letter is as follows.

Straight line revenue and expense. While straight line revenue and expense are recurring items that will not disappear or become immaterial in the near future, we believe that the impact of scheduled increases in revenues and expenses on our operating performance, based on the amount of annual increases and the duration of the contracts, differentiates us from our peers. This causes our straight line revenue as a percentage of total revenue to be significantly higher than our peers. We believe that this is caused by a few large contracts that we entered into in 2005 that are ten years in length while the industry standard is five years. Since some of our peers adjust for straight line revenue and expense, we also adjust in order to keep our measure comparable to theirs. As discussed in the response to comment #2 below, we will not add back straight line revenue and expense for Adjusted FFO in future filings.

Daniel L. Gordon, Branch Chief
U.S. Securities and Exchange Commission	Page #3

Loss on early extinguishment on debt. The loss on early extinguishment on debt is not related to the Company’s operating performance so it is added back to compute Adjusted EBITDA. Also for purposes of Adjusted EBITDA, the amounts that flow through loss on early extinguishment of debt, such as unamortized costs of obtaining debt, unamortized other comprehensive income related to hedges on the debt and penalties on early termination of the debt, are closely related to interest expense and the first two items are amortized into interest expense over the life of the loan. Since interest expense is added back to Adjusted EBITDA we believe the loss on early extinguishment of debt should also be added back to Adjusted EBITDA. In addition, management reasonably believes it is probable that loss on early extinguishment of debt will be immaterial in the near term future given our recent debt refinancing in February 2006.

Gain (loss) on sale of properties. Gain (loss) on sale of properties is not indicative of the future performance of our ongoing business as it is related to the disposal costs or gains on assets removed from operations. In evaluating our core operations, we do not assume that we will dispose of properties. Therefore, gain (loss) on sale of properties is excluded from Adjusted EBITDA and Adjusted FFO. This line item is specifically permitted to be omitted in calculating FFO under the NAREIT white paper on FFO.

Gain (loss) on derivative instruments. Gain (loss) on derivative instruments is used to expense losses on hedges that are not effective under the criteria of Statement of Financial Accounting Standards (“SFAS”) Number 133 Accounting for Derivative Instruments and Hedging Activities. We have not entered into speculative derivative instruments in the past and all of our derivatives have been used to hedge anticipated issuances of debt. In addition, management reasonably believes it is probable that gain (loss) on derivative instruments will become immaterial in the near term future since we no longer hold any derivatives. This gain (loss) is not related to our operations so it is excluded from Adjusted EBITDA and Adjusted FFO.

Impairment losses on assets held for sale. Impairment losses on assets held for sale is not indicative of the future performance of our ongoing business as it is related to losses on assets that will not be part of the continuing operations. In evaluating our core operations, we do not assume that we will dispose of properties or consider related impairment associated with those properties. We anticipate that this line item will become immaterial in the near future and will cease adding it back to Adjusted EBITDA and Adjusted FFO in future filings.

While not all the items discussed above will disappear or become immaterial within a near-term finite period, the Company believes that they are acceptable adjustments given all of the facts and circumstances. In addition, in future filings the Company will provide the disclosures noted by the Staff in response to Question 8.

2.	We have reviewed your response to comment 2. While the measure FFO as defined by NAREIT is a performance measure, the non-GAAP financial measure you have presented, AFFO, excludes many non-cash items not excluded from the calculation of FFO. The exclusion of these items, such as straight-line revenues and expenses and impairment losses, and your statement that AFFO is useful to investors to provide an understanding of your ability to incur and service debt and make capital expenditures clearly indicates that this is a measure of liquidity, and should be reconciled to cash flow from operations. Please provide us with the disclosures you will include in future filings related to FFO and AFFO.

Daniel L. Gordon, Branch Chief
U.S. Securities and Exchange Commission	Page #4

The Company respectfully informs the Staff that it has used AFFO as an operating measure and has stated such in its Form 10-K. In future filings, we will eliminate the phrase that states that AFFO is useful to investors to provide an understanding of our ability to incur and service debt and make capital expenditures. Also, we will remove the adjustment for straight line revenue and expense from AFFO and show this as a supplemental disclosure only. As discussed in the response to comment #1 above, we will also remove the adjustment for impairment losses. Since this is an operating measure it is proper to reconcile it to net income. Our disclosures for future filings are noted below:

Funds from operations (“FFO”) is used by industry analysts and investors as a supplemental operating performance measure for REITs. We calculate FFO in accordance with the definition that was adopted by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”). FFO, as defined by NAREIT, represents net income (loss) determined in accordance with GAAP, excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated operating real estate assets, plus specified non-cash items, such as real estate asset depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.

Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors and analysts have considered presentation of operating results for REITs that use historical cost accounting to be insufficient by themselves. Thus, NAREIT created FFO as a supplemental measure of REIT operating performance that excludes historical cost depreciation, among other items, from GAAP net income. The use of FFO, combined with the required primary GAAP presentations, has improved the understanding of operating results of REITs among the investing public and has made comparisons of REIT operating results more meaningful. We generally consider FFO to be a useful measure for reviewing our comparative operating and financial performance (although FFO should be reviewed in conjunction with net income) because by excluding gains or losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization, FFO can help users compare the operating performance of a company’s real estate between periods or as compared to different companies.

FFO presented herein is not necessarily comparable to the FFO of other REITs due to the fact that not all REITs use the NAREIT definition. However, our FFO is comparable to the FFO of REITs that use the NAREIT definition. FFO should not be considered an alternative to net income as an indicator of our operating performance. Additionally, FFO does not represent cash flows from operating, investing or financing activities as defined by GAAP. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” for a discussion of our cash needs and cash flows.

We also present FFO with a supplemental adjustment which we call Adjusted FFO (“AFFO”). AFFO is FFO excluding Sprint integration costs, loss on early extinguishment of debt, non-cash stock-based compensation and gain (loss) on derivative investments.

AFFO does not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flow provided by operations as a measure of liquidity and is not necessarily indicative of funds available to fund our cash needs including our ability to pay dividends. In addition, AFFO may not be comparable to similarly titled measurements employed by other companies.

Our management uses AFFO:

•	in management reports given to our board of directors;

•	to provide a measure of REIT operating performance that can be compared to other companies using AFFO; and

•	as an important measure of operating performance.

Daniel L. Gordon, Branch Chief
U.S. Securities and Exchange Commission	Page #5

3.	In future filings please revise to reconcile to FFO and EBITDA and then to Adjusted FFO and Adjusted EBITDA.

In future filings the Company will revise its disclosure to reconcile to FFO and EBITDA and then to Adjusted FFO and Adjusted EBITDA.

Please contact the undersigned at 941.308.5280 or Jeffrey Foster at 941.308.3587 should you require further information or have any questions. Please fax any further comments to the undersigned at 941.308.4190.

Cordially,

/s/ Steven G. Osgood
Steven G. Osgood
Executive Vice President and Chief Financial Officer